March 7, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:   Jay Ingram

Erin Purnell

Division of Corporation Finance

Office of Manufacturing

Re:	Cain Acquisition Corporation

Request for Withdrawal of Registration Statement on Form S-1

Registration No. 333-254067

Dear Messrs. Ingram and Purnell:

On March 10, 2021, Cain Acquisition Corporation (the “Company”) initially filed Registration Statement No. 333-254067 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-5400.

Thank you for your assistance in this matter.

Very truly yours,

CAIN ACQUISITION CORPORATION

/s/ Jonathan Goldstein
Name: Jonathan Goldstein
Title: Chief Executive Officer and Chief Financial Officer

cc:	Ryan J. Maierson, Latham & Watkins LLP

Om Pandya, Latham & Watkins LLP